SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 11, 2010

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis discontinues ASA404 clinical trial program and shifts focus to other cancer compounds in early and late stage development

•                  Interim results from Phase III trial show ASA404 failed to meet primary endpoint of extending survival for the second-line treatment of non-small cell lung cancer

•                  Related impairment charges of approximately USD 120 million to be taken in fourth quarter 2010

Basel, November 11, 2010 — Novartis announced today that the clinical trial program for the investigational cancer treatment ASA404 (vadimezan) will be discontinued and resources will be reallocated to other compounds in the oncology pipeline. The decision was made after interim results from a Phase III trial showed that ASA404 would not likely meet the primary endpoint of significantly extending overall survival when used in combination with chemotherapy for the second-line treatment of patients with advanced non-small cell lung cancer (NSCLC).

The study, called ATTRACT-2 (Antivascular Targeted Therapy: Researching ASA404 in Cancer Treatment), included patients with advanced (stage IIIb/IV) NSCLC of squamous or nonsquamous histology who experienced disease progression on or following an initial chemotherapy regimen. The trial has been stopped early based on a recommendation from an independent data monitoring committee. Investigators involved in the study and regulatory agencies have been notified of the decision to stop the trial. Novartis does not plan to proceed with regulatory filings based on these data.

An intangible asset impairment charge of approximately USD 120 million will be taken in the fourth quarter of 2010 in the Novartis Pharmaceuticals division.

About ASA404

ASA404 (vadimezan) is a tumor-vascular disrupting agent (tumor-VDA). Novartis signed an exclusive licensing agreement with Antisoma plc for the worldwide rights to ASA404 in April 2007. In March 2010, ASA404 also failed to meet the primary endpoint in the ATTRACT-1 trial, which evaluated ASA404 in combination with paclitaxel and carboplatin as first-line treatment for advanced (stage IIIb/IV) NSCLC of squamous or nonsquamous histology.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “development,” “to be taken,” “will,” “pipeline,” “plan,” or similar expressions, or by express or implied discussions regarding potential future sales or earnings or financial results of the Novartis Group or any of its divisions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that the

Novartis Group, or any of its divisions, will achieve any particular financial results. In particular, management’s expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including unexpected new clinical data and unexpected additional analysis of existing clinical data; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry and general public pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, product liability litigation, litigation regarding sales and marketing practices, government investigations and intellectual property disputes; uncertainties regarding the ongoing government debt crisis and the after-effects of the recent global financial and economic crisis; uncertainties regarding future global exchange rates and uncertainties regarding future demand for our products; uncertainties involved in the development of new pharmaceutical products; the impact that the foregoing factors could have on the values attributed to the Novartis Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2009, the Group’s continuing operations achieved net sales of USD 44.3 billion, while approximately USD 7.5 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 100.000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

Central media line : +41 61 324 2200
Eric Althoff		Amy Vinci
Novartis Global Media Relations		Novartis Oncology
+41 61 324 7999 (direct)		+1 862 778 6309 (direct)
+41 79 593 4202 (mobile)		amy.vinci@novartis.com
eric.althoff@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

Central phone:	+41 61 324 7944
Susanne Schaffert	+41 61 324 3769	North America:
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
Thomas Hungerbuehler	+41 61 324 8425	Jill Pozarek	+1 212 830 2445
Isabella Zinck	+41 61 324 7188	Edwin Valeriano	+1 212 830 2456

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: November 11, 2010	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting